UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Brainstorm Cell Therapeutics Inc.
________________________________________________
(Name of Issuer)

Common Stock, par value $.00005 per share
________________________________________________
(Title of Class of Securities)

10501E 10 2
________________________________________________
(CUSIP Number)

Daniel Sekel, Adv.
Ramot at Tel Aviv University Ltd.
Tel Aviv University, Ramat Aviv
Tel Aviv, Israel
+972-3-604-3400
________________________________________________
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 6, 2007
________________________________________________
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	CUSIP No. 10501E 10 2

1.	NAME OF REPORTING PERSON: Ramot At Tel-Aviv University Ltd.

S.S. OR I.R.S. Identification Nos. of above persons.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

NUMBER OF	7.	SOLE VOTING POWER
SHARES		3,181,924
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER
EACH		0
REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER
WITH:		3,181,924

	10.	SHARED DISPOSITIVE POWER
		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,181,924

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT*

Schedule 13D	CUSIP No. 10501E 10 2

1.	NAME OF REPORTING PERSON: The Tel Aviv University Economic Corporation Ltd.

S.S. OR I.R.S. Identification Nos. of above persons.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

NUMBER OF	7.	SOLE VOTING POWER
SHARES		3,181,924
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER
EACH		0
REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER
WITH:		3,181,924

	10.	SHARED DISPOSITIVE POWER
		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,181,924

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%

14.	TYPE OF REPORTING PERSON*

CO; HC

*SEE INSTRUCTIONS BEFORE FILLING OUT*

Schedule 13D	CUSIP No. 10501E 10 2

1.	NAME OF REPORTING PERSON: Tel-Aviv University

S.S. OR I.R.S. Identification Nos. of above persons.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

NUMBER OF	7.	SOLE VOTING POWER
SHARES		3,181,924
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER
EACH		0
REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER
WITH:		3,181,924

	10.	SHARED DISPOSITIVE POWER
		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,181,924

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%

14.	TYPE OF REPORTING PERSON*

OO - Academic institution; HC

*SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP No. 10501E 10 2

Item 1. Security and Issuer

 Item 1 is amended as follows:

This Amendment No. 1 (the “Amendment”) to the Schedule 13D filed on November 21, 2005 (the “Original Filing”) is being filed by Ramot at Tel Aviv University Ltd. (“Ramot”), The Tel-Aviv University Economic Corporation Ltd. (“Economic Corp”), and Tel Aviv University (collectively, the “Reporting Persons”) to report the disposition of warrants (the “Warrants”) to purchase an aggregate of 3,181,925 shares of common stock, $.00005 par value (the “Common Stock”), of Brainstorm Cell Therapeutics Inc. (the “Company”). Except as otherwise provided herein, all Items of the Original Filing remain unchanged.

The Company’s principal executive offices are located at 110 East 59th Street, New York, NY 10022.

Item 4. Purpose of Transaction

 Item 4 is amended as follows:

Pursuant to a Warrant Purchase Agreement (the “Purchase Agreement”), dated as of August 2, 2007, by and between Ramot and ACCBT Corp. (“ACCBT”), Ramot agreed to sell to ACCBT or its designees, and ACCBT agreed to purchase from Ramot, a Warrant to purchase an aggregate of 3,181,925 shares of Common Stock of the Company for an aggregate purchase price of $636,385. The Warrant is exercisable at any time for an exercise price per share equal to $0.01. The Warrant was set to expire on November 4, 2010.

Prior to the transfer and sale of the Warrant as described above, the expiration date of the remaining portion of the Warrant owned by Ramot was extended from November 4, 2010 to November 2, 2012.

On September 6, 2007, pursuant to the Purchase Agreement, ACCBT instructed Ramot to transfer and sell a portion of the Warrant to ACCBT and certain other designees as follows: (i) Ramot sold to ACCBT a portion of the Warrant to purchase 1,181,925 shares of Common Stock of the Company, (ii) Ramot sold to Jonathan Javitt a portion of the Warrant to purchase 1,000,000 shares of Common Stock of the Company, (iii) Ramot sold to Norman M. Feder, as Nominee, a portion of the Warrant to purchase 500,000 shares of Common Stock of the Company, and (iv) Ramot sold to Norman Feder a portion of the Warrant to purchase 500,000 shares of Common Stock of the Company.

Ramot sold and transferred a portion of the Warrant to purchase an aggregate of 3,181,925 shares of Common Stock of the Company for the purpose of raising additional funds.

(a) As may be permitted under applicable securities laws and regulations, Ramot may dispose of additional warrants to purchase shares of Common Stock of the Company and of additional shares of Common Stock of the Company.

Except as described above, the Reporting Persons do not presently have any other plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities to the issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure, (g) any changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

 Item 5 is amended as follows:

(a) As of the date of this filing, the Reporting Persons are the beneficial owners of an aggregate of 3,181,924 shares of Common Stock, which are subject to a Warrant held by Ramot that may be exercised at any time.

The 3,181,924 shares of Common Stock beneficially owned by the Reporting Persons represent 8.2% of the total number of shares of Common Stock of the Company outstanding as of September 13, 2007, assuming the Warrant held by Ramot had been exercised in full as of September 13, 2007.

(b) Ramot has the sole voting and dispositive power with respect to the 3,181,924 shares of the Common Stock underlying the Warrant.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

 Item 6 is amended as follows:

Ramot is a party to (i) the Purchase Agreement providing for the purchase and sale of the Warrant, and (ii) an Assignment of Rights agreement with each of ACCBT, Jonathan Javitt, Norman Feder and Norman Feder as nominee pursuant to which Ramot assigned and transferred to ACCBT, Jonathan Javitt, Norman Feder and Norman Feder as nominee all of its rights under the Second Amended and Restated Registration Rights Agreement, dated August 1, 2007, between Ramot and the Company providing for the registration for resale under the Securities Act of 1933, as amended, of the shares subject to the Warrants transferred and sold to each of ACCBT, Jonathan Javitt, Norman Feder and Norman Feder as nominee.

Item 7. Material to be filed as Exhibits

Item 7 is amended as follows:

EXHIBIT	DESCRIPTION

1.
Form of Joint Filing Agreement, dated as of November 1, 2005 between Ramot at Tel-Aviv University Ltd., The Tel Aviv University Economic Corporation Ltd. and The Tel Aviv University Economic Corporation Ltd. is incorporated herein by reference to Exhibit 1 to the Original Filing.

2.	Warrant Purchase Agreement, dated as of August 1, 2007, by and between ACCBT Corp. and Ramot at Tel Aviv University Ltd.

3.	Assignment of Rights, dated September 6, 2007, entered into by Ramot at Tel Aviv University Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This Schedule may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 17, 2007	Ramot at Tel Aviv University Ltd.

Tel Aviv, Israel

By: /s/ Yehuda Niv
Yehuda Niv
CEO

By: /s/ Avi Nataneli
Avi Nataneli
CFO

Dated: September 17, 2007	The Tel Aviv University Economic Corporation Ltd. Tel Aviv, Israel

By: /s/ Amit Streit
Amit Streit
Director

By: /s/ Mordehai Kohn
Mordehai Kohn
Director

Dated: September 17, 2007	Tel Aviv University

Tel Aviv, Israel

By: /s/ Mordehai Kohn
Mordehai Kohn
Director-General

By: /s/ Amit Streit
Amit Streit
VP Finance